SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Axion International Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

05462D 10 1

(CUSIP Number)

MLTM Lending, LLC

4922A St. Elmo Ave.

Bethesda, MD 20814

Telephone: (301) 654-2100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 21, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 12 Pages

CUSIP No. 05462D 10 1	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MLTM Lending, LLC Tax ID No.: 46-0891147
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	14,624,772 (1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	14,624,772 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,624,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 437,560 shares of common stock held by the Reporting Person with sole voting and dispositive powers, 7,093,606 shares of common stock issuable to the Reporting Person upon conversion of the Issuer’s 8.0% convertible promissory notes held by the Reporting Person, and 7,093,606 shares of common stock issuable to the Reporting Person upon exercise of the Issuer’s warrants to purchase common stock held by the Reporting Person.

(2)	Based on 31,018,605 shares of common stock outstanding as of October 21, 2013, plus (i) 7,093,606 shares of common stock issuable to the Reporting Person upon conversion of the Issuer’s 8.0% convertible promissory notes held by the Reporting Person, and (ii) 7,093,606 shares of common stock issuable to the Reporting Person upon exercise of the Issuer’s warrants to purchase common stock held by the Reporting Person.

CUSIP No. 05462D 10 1	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ML Dynasty Trust Tax ID No.: 54-6507033
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	14,624,772 (1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	14,624,772 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,162,295 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 437,560 shares of common stock held by MLTM Lending, LLC with sole voting and dispositive powers, 7,093,606 shares of common stock issuable to MLTM Lending, LLC upon conversion of the Issuer’s 8.0% convertible promissory notes held by MLTM Lending, LLC, and 7,093,606 shares of common stock issuable to MLTM Lending, LLC upon exercise of the Issuer’s warrants to purchase common stock held by MLTM Lending, LLC.

(2)	Represents the 90% pecuniary interest held by the ML Dynasty Trust in the shares of common stock referenced in this Schedule 13D.

MLTM Lending, LLC and ML Dynasty Trust (collectively, the “Reporting Persons”) are jointly filing this Amendment No. 4 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “Commission”) on September 4, 2012, as amended by Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on September 20, 2012, as further amended by Amendment No. 2 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on October 4, 2012, and as further amended by Amendment No. 3 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on January 30, 2013 (as so amended, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information:

On October 21, 2013, MLTM purchased one of the Notes in the original principal amount of $198,997.60 which is initially convertible into 497,494 shares of Common Stock, and an associated warrant to purchase 497,494 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and associated warrant. The total amount of funds used by MLTM to purchase such Note and associated warrant was $198,997.60 in cash, and such funds were provided by the personal funds of MLTM.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

I. MLTM

(a)	As of the date of this Schedule 13D, MLTM may be deemed to beneficially own an aggregate of 14,624,772 shares of Common Stock, including, (i) 7,093,606 shares of Common Stock issuable to MLTM upon conversion of the Notes held by MLTM, (ii) 7,093,606 shares of Common Stock issuable to MLTM upon exercise of the Issuer’s warrants to purchase Common Stock held by MLTM, and (iii) 437,560 shares of Common Stock held in the name of MLTM, which in the aggregate represents approximately 32.4% of the Common Stock outstanding as of October 21, 2013.

(b)	MLTM shares with the Trust the power to vote or direct the vote of, and to dispose or direct the disposition of, 14,624,772 shares of Common Stock.

(c)	Since the Reporting Persons filed Amendment No. 3 to this Schedule 13D, MLTM effected the following transaction in the securities of the Issuer:

Page 4 of 12 Pages

On April 1, 2013, MLTM received 75,089 shares of Common Stock as payment-in-kind interest on the Notes held by MLTM on March 31, 2013.

On July 1, 2013, MLTM received 109,672 shares of Common Stock as payment-in-kind interest on the Notes held by MLTM on June 30, 2013.

On October 1, 2013, MLTM received 105,768 shares of Common Stock as payment-in-kind interest on the Notes held by MLTM on September 30, 2013.

On October 21, 2013, pursuant to the Note Purchase Agreement, MLTM purchased one of the Issuer’s Notes in the original principal amount of $198,997.60 which is initially convertible into 497,494 shares of Common Stock, and an associated warrant to purchase 497,494 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and associated warrant.

On October 21, 2013, MLTM loaned the Issuer $201,002.40 and, in consideration of such loan, the Issuer issued MLTM one of its secured promissory notes. Under the terms of such secured promissory note, it is contemplated that such secured promissory note will be exchanged no later than November 29, 2013 for a Note in the principal amount equal to the principal amount of such secured promissory note plus all accrued and unpaid interest under such secured promissory note. In connection with the issuance of such Note, pursuant to the secured promissory note, the Issuer shall issue MLTM an associated warrant to purchase the number of shares of Common Stock into which such Note is initially convertible on the date of issuance. To secure the obligations under the secured promissory note issued to MLTM and the related secured promissory notes issued (and to be issued) by the Issuer, the Issuer, Axion International, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Axion International”), and the Investors entered into the First Amendment to Security Agreement dated October 21, 2013.

(d)	The members of MLTM, including the Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock, and none of such membership interests, other than the membership interests held by the Trust, relates to more than five percent of the Common Stock.

Page 5 of 12 Pages

II. Trust

(a)	As of the date of this Schedule 13D, the Trust may be deemed to beneficially own an aggregate of 13,162,295 shares of Common Stock, including (i) 6,384,245 shares of Common Stock issuable to MLTM upon conversion of the Notes held by MLTM, (ii) 6,384,245 shares of Common Stock issuable to MLTM upon exercise of the Issuer’s warrants to purchase Common Stock held by MLTM, and (iii) 393,805 shares of Common Stock held in the name of MLTM, which in the aggregate represents approximately 30.1% of the Common Stock outstanding as of October 21, 2013. The Trust disclaims beneficial ownership of the shares of Common Stock to the extent that it does not have a pecuniary interest in such shares of Common Stock. As of the date of the filing of this Schedule 13D, the Trust holds a 90% pecuniary interest in the investment by MLTM in the Issuer.

(b)	The Trust shares with MLTM the power to vote or direct the vote of, and to dispose or direct the disposition of, 14,624,772 shares of Common Stock.

(c)	The information set forth in subpart (c) of Item 5(I) is incorporated by reference herein.

(d)	The information set forth in subpart (d) of Item 5(I) is incorporated by reference herein.

III. Judy Lenkin Lerner

(a)	Judy Lenkin Lerner beneficially owns, through the Judy Lenkin Lerner Revocable Trust (the “Lerner Trust”), 1,568,431 shares of Common Stock, including (i) 443,945 of Common Stock issuable to the Lerner Trust upon conversion of the Notes held by the Lerner Trust, (ii) 443,945 shares of Common Stock issuable to the Lerner Trust upon exercise of the Issuer’s warrants to purchase Common Stock held by the Lerner Trust, (iii) 25,000 shares of the Issuer’s 10% convertible preferred stock convertible into 250,000 shares of Common Stock, (iv) warrants to purchase 125,000 shares of Common Stock, and (v) 305,541 shares of Common Stock (9,585 shares of which are registered in the name of Judy Lenkin Lerner), which in the aggregate represents approximately 4.9% of the Common Stock outstanding as of October 21, 2013.

(b)	Judy Lenkin Lerner has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 1,568,431 shares of Common Stock.

(c)	The information set forth in subpart (c) of Item 5(I) is incorporated by reference herein.

Page 6 of 12 Pages

The following disclosure which comprises Item 5, Section III(c) of Amendment No. 3 to this Schedule 13D, is amended and restated as follows:

Since the Reporting Persons filed Amendment No. 2 to this Schedule 13D, the Lerner Trust effected the following transaction in the securities of the Issuer:

On September 30, 2012, Judy Lenkin Lerner received 2,301 shares of Common Stock as payment-in-kind interest on the Notes held by the Lerner Trust on September 30, 2012, and the Lerner Trust received 16,759 shares of Common Stock as a dividend on the Preferred Stock held by the Lerner Trust on September 30, 2012.

On December 17, 2012, pursuant to the Note Purchase Agreement, the Lerner Trust purchased one of the Issuer’s Notes in the original principal amount of $20,000.00 which is initially convertible into 50,000 shares of Common Stock, and an associated warrant to purchase 50,000 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and associated warrant.

On January 4, 2013, Judy Lenkin Lerner received 7,284 shares of Common Stock as payment-in-kind interest on the Notes held by the Lerner Trust on December 31, 2012, and the Lerner Trust received 16,728 shares of Common Stock as a dividend on the Preferred Stock held by the Lerner Trust on December 31, 2012.

On January 28, 2013, pursuant to the Note Purchase Agreement, the Lerner Trust purchased one of the Issuer’s Notes in the original principal amount of $25,000.00 which is initially convertible into 62,500 shares of Common Stock, and an associated warrant to purchase 62,500 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and associated warrant.

Since the Reporting Persons filed Amendment No. 3 to this Schedule 13D, the Lerner Trust effected the following transaction in the securities of the Issuer:

On April 1, 2013, the Lerner Trust received 5,067 shares of Common Stock as payment-in-kind interest on the Notes held by the Lerner Trust on March 31, 2013, and the Lerner Trust received 9,486 shares of Common Stock as a dividend on the Preferred Stock held by the Lerner Trust on March 31, 2013.

On July 1, 2013, the Lerner Trust received 7,382 shares of Common Stock as payment-in-kind interest on the Notes held by the Lerner Trust on June 30, 2013, and the Lerner Trust received 12,207 shares of Common Stock as a dividend on the Preferred Stock held by the Lerner Trust on June 30, 2013.

Page 7 of 12 Pages

On October 1, 2013, the Lerner Trust received 7,119 shares of Common Stock as payment-in-kind interest on the Notes held by the Lerner Trust on September 30, 2013, and the Lerner Trust received 12,356 shares of Common Stock as a dividend on the Preferred Stock held by the Lerner Trust on September 30, 2013.

(d)	Not applicable.

IV. Edward Lenkin

(a)	Edward Lenkin beneficially owns 744,939 shares of Common Stock, including (i) 359,023 of Common Stock issuable to Edward Lenkin upon conversion of the Note held by Edward Lenkin, (ii) 359,023 shares of Common Stock issuable to Edward Lenkin upon exercise of the Issuer’s warrant to purchase Common Stock held by Edward Lenkin, and (iii) 26,893 shares of Common Stock, which in the aggregate represents approximately 2.3% of the Common Stock outstanding as of October 21, 2013.

(b)	Edward Lenkin has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 744,939 shares of Common Stock.

(c)	The information set forth in subpart (c) of Item 5(I) is incorporated by reference herein.

Since the Reporting Persons filed Amendment No. 3 to this Schedule 13D, the Edward Lenkin effected the following transaction in the securities of the Issuer:

On April 1, 2013, the Edward Lenkin received 4,285 shares of Common Stock as payment-in-kind interest on the Note held by Edward Lenkin on March 31, 2013.

On July 1, 2013, Edward Lenkin received 5,970 shares of Common Stock as payment-in-kind interest on the Note held by Edward Lenkin on June 30, 2013.

On October 1, 2013, Edward Lenkin received 5,757 shares of Common Stock as payment-in-kind interest on the Note held by Edward Lenkin on September 30, 2013.

(d)	Not applicable.

V. Tom Bowersox

(a)	Tom Bowersox does not beneficially own any Common Stock.

Page 8 of 12 Pages

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

On May 3, 2011, the Issuer and the Lerner Trust entered into a Subscription Agreement, pursuant to which the Issuer issued and sold to the Reporting Persons 25,000 shares of its 10% convertible preferred stock, convertible by the Lerner Trust at any time into 250,000 shares of Common Stock.  The holders of the Preferred Stock are entitled to receive dividends at the rate of ten percent (10%) per annum payable quarterly.

On March 6, 2012, the Issuer issued the Lerner Trust Warrant No. 232 to Purchase Shares of Common Stock, No Par Value, representing the right to purchase 125,000 shares of Common Stock.

Pursuant to the Note Purchase Agreement, the Issuer has issued and sold to the Investors an aggregate principal amount of $9,475,180.34 of Notes which are initially convertible into shares of Common Stock at a conversion price equal to $0.40 per share of Common Stock, subject to adjustment as provided on the terms of the Notes, and associated warrants to purchase, in the aggregate, 23,687,956 shares of Common Stock, subject to adjustment as provided on the terms of such warrants. Under the Note Purchase Agreement, (i) on August 24, 2012, the Issuer issued and sold to (A) MLTM a Note in the original principal amount of $1,463,443.30 which is initially convertible into 3,658,609 shares of Common Stock, and an associated warrant to purchase 3,658,609 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant, and (B) the Lerner Trust a Note in the original principal amount of $102,577.78 which is initially convertible into 256,445 shares of Common Stock, and an associated warrant to purchase 256,445 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant, (ii) on September 28, 2012, the Issuer issued and sold to (A) MLTM a Note in the original principal amount of $637,000.00 which is initially convertible into 1,592,500 shares of Common Stock, and an associated warrant to purchase 1,592,500 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant, and (B) the Lerner Trust a Note in the original principal amount of $30,000.00 which is initially convertible into 75,000 shares of Common Stock, and an associated warrant to purchase 75,000 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant, (iii) on December 17, 2012, the Issuer issued and sold to (A) MLTM a Note in the original principal amount of $146,334.00 which is initially convertible into 365,835 shares of Common Stock, and an associated warrant to purchase 365,835 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant, and (B) the Lerner Trust a Note in the original principal amount of $20,000.00 which is initially convertible into 50,000 shares of Common Stock, and an associated warrant to purchase 50,000 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant, (iv) on January 28, 2013, the Issuer issued and sold to (A) MLTM a Note in the original principal amount of $391,667.00 which is initially convertible into 979,168 shares of Common Stock, and an associated warrant to purchase 979,168 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant, and (B) the Lerner Trust a Note in the original principal amount of $25,000.00 which is initially convertible into 62,500 shares of Common Stock, and an associated warrant to purchase 62,500 shares of Common Stock, and an associated warrant to purchase 62,500 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant, and (v) on October 21, 2013, the Issuer issued and sold to MLTM a Note in the original principal amount of $198,997.60 which is initially convertible into 497,494 shares of Common Stock, and an associated warrant to purchase 497,494 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant.

Page 9 of 12 Pages

On August 24, 2012, the Issuer and the Investors entered into a Registration Rights Agreement pursuant to which the Issuer granted to the Investors certain demand and piggyback registration rights with respect to the registration of certain Issuer securities under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. In addition, on August 24, 2012, the Issuer, Axion International, and the Investors entered into a Security Agreement (the “Security Agreement”) pursuant to which the Issuer and Axion International granted a security interest and lien in all of their assets and rights to the Investors to secure the Issuer’s obligations under the Notes.

The Reporting Persons are parties to that certain Joint Filing Agreement dated as of September 4, 2012.

As stated in Item 4 of this Schedule 13D, Tom Bowersox and Allen Kronstadt were appointed to the Issuer’s board of directors on September 11, 2012.

On October 21, 2013, MLTM loaned the Issuer $201,002.40 and, in consideration of such loan, the Issuer issued and sold to MLTM one of its secured promissory notes. In connection with the issuance of the Issuer’s secured promissory notes, the Issuer, Axion International and the Investors entered into the First Amendment to Security Agreement dated October 21, 2013

Page 10 of 12 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1. 8.0% Convertible Promissory Note issued by the Issuer in favor of MLTM Lending, LLC or registered assigns on October 21, 2013

Exhibit 99.2. Warrant to Purchase Common Stock issued by the Issuer in favor of MLTM Lending, LLC or its permitted assigns on October 21, 2013

Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2013

MLTM Lending, LLC

By:	TM Investments, LP,
its administrative member

By:	CF Holdings, Inc.,
its general partner

By:	/s/ Melvin Lenkin
Name: Melvin Lenkin
Title: President

ML Dynasty Trust

By:	/s/ Tom Bowersox
Name: Tom Bowersox
Title: Trustee

Page 12 of 12 Pages